SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 532nd MEETING OF THE BOARD OF DIRECTOR
HELD ON AUGUST 21, 2007

On the twenty-first (21st) of the month of August of two thousand and seven, at 2 p.m., at the Company’s office, established at Avenida das Nações Unidas, 4.777, São Paulo/SP, CEP. 05477-000, the five hundred and thirty-second (532nd) Meeting of the Board of Director of Braskem S.A. was held, being attended by the below undersigned Board Members. The Chief of Executive Officer José Carlos Grubisich Filho and the Executive Officers Carlos Fadigas, Roberto Ramos and Mauricio Ferro, as well as Mr. Nelson Raso, Roberto Simões and Mrs. Marcella Menezes Fagundes were present. The Chairman of the Board of Director Pedro Augusto Ribeiro Novis chaired the Meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: The following deliberation was taken unanimously. 1)PROPOSAL FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK- 15/2007 – Exercise of the Right of First Refusal on Petroflex, in order to ratify the exercise of the right of first refusal, carried out by Braskem on August 15 of the current month, for the acquisition of the corporate interest of SPQ Investimentos e Participações, company controlled by Suzano Petroquímica S.A., in accordance with details and conditions described on the respective PD, being the Board of Executive Officer authorized to practice all deemed acts to the accomplishment of the referred transaction. Subjects for Acknowledgment: Nothing to be recorded. III) Subjects of Interest to the Company: Nothing to be recorded. IV) Adjournment- No further subjects remaining to be discussed, these minutes were drafted, which after being read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and the Secretary. São Paulo/SP, August 21, 2007. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; José Mauro Mettrau C. da Cunha; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Patrick Horbach Fairon]

The above matches the original recorded on its own.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 22, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.